Exhibit 99.1

GDS Announces Accepted Offer to Acquire Major New Data Center in Beijing

Shanghai, China, September 22, 2020 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it has extended a legally-binding offer to acquire 100% of the equity interests in target companies which own a major data center in the Shunyi district of Beijing (“BJ14”) (the “Acquisition”). The target companies are owned by a private equity fund controlled by CITIC Private Equity Funds Management Co., Limited (“CPE”), a leading alternative asset manager in China, and its affiliated parties. The offer has been accepted, with exclusivity terms agreed by both parties. The total enterprise value of the Acquisition is approximately RMB3.8 billion, with a further RMB500 million contingent on the acquisition by the target companies of the property interests in the site.

BJ14 is one of the largest and highest quality data center assets in the Beijing market. It is located adjacent to the Company’s Beijing 5 data center and 8 kilometers from its data center campus comprised of Beijing 10, 11, and 12, forming a cluster in the Shunyi District of Beijing which can generate significant operation synergies. BJ14 has a net floor area of over 19,000 sqm. It is fully committed by five hyperscale customers, including a new large internet customer logo. BJ14 is fully operational and is currently approximately 68% utilized. It is expected to be fully utilized in 2022.

This transaction is subject to entry into definitive agreements as well as the completion of certain conditions precedent to the closing of the transaction. We cannot assure you that any definitive agreement will be signed or, if such definitive agreement is signed, that the conditions precedent to the closing of the transaction will be satisfied, in which case the proposed transaction will not be consummated.

“We are very excited to further expand and strengthen our position in Beijing with this acquisition,” said Mr. William Huang, Chairman and Chief Executive Officer. “BJ14 is a rare opportunity in urban Beijing with large-scale and high-quality capacity and first-class customer profile. Shunyi District is a highly sought-after location by major internet companies and home to an increasing number of world-renowned hyperscalers. We will continue to pursue such acquisition opportunities with strategic value in a disciplined way, and further expand our market share.”

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds-to-suit and operates data centers at lower-tier locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of COVID-19 outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its annual report on form 20-F. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited